

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

<u>Via U.S. Mail and Facsimile</u>

August 26, 2010

**Mr. Dean A. Stewart, Chief Financial Officer and Controller**
**BMX Development Corp.**
**19720 Jetton Road, 3rd Floor**
**Cornelius, North Carolina 28031**

        **RE: BMX Development Corp**
           **Form 8-K of August 23, 2010**
           **File No. 0-52670**

Dear Mr. Stewart:

      We have completed our review of the above filing and do not, at this time, have any further comments.

                       Sincerely,

                       Carlos Pacho
                       Senior Assistant Chief Accountant